Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31,

	2005	2004 (b)	2003 (b)	2002 (b)	2001	2000

Fixed charges, as defined:
Interest on long-term debt	$264	$255	$149	$169	$36	$54
Interest on short-term debt and other interest	31	23	25	52	33	75
Amortization of debt discount, expense and premium - net	(3)	(6)	31	9	2	11
Estimated interest component of operating rentals	14	17	31	21	19	9
Preferred securities distributions of subsidiaries on a pre-tax basis			8	12

Total fixed charges	$306	$289	$244	$263	$90	$149

Earnings, as defined:
Net income (a)	$668	$673	$733	$515	$168	$246
Preferred security dividend requirement			5	8
Less undistributed income (loss) of equity method investments	(12)	(13)	(15)	(22)	20	74

	680	686	753	545	148	172
Add:
Income taxes	157	207	194	270	274	125
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	301	285	230	231	66	135

Total earnings	$1,138	$1,178	$1,177	$1,046	$488	$432

Ratio of earnings to fixed charges	3.7	4.1	4.8	4.0	5.4	2.9

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)	Certain line items have been revised due to the June 2005 sale of the Sundance plant and the related reclassification of prior period operating losses to "Loss from Discontinued Operations."